Exhibit 99.50

1.	INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of High Street Capital Partners, LLC d/b/a Acreage Holdings (the “Company”, “we”, “our”, “us” or “Acreage”), a wholly owned subsidiary of Acreage Holdings, Inc., a British Columbia corporation, is for the three and nine months ended September 30, 2018 and 2017. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward- looking information. This forward-looking information reflects the Company’s current beliefs and is based on information currently available to the Company and on assumptions the Company believes are reasonable. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the Company; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward- looking information and a description of additional risk factors that may cause actual results to differ materially from forward- looking information can be found in the Company’s disclosure documents, such as the Company’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. However, the Company expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

This MD&A was prepared by management of the Company and approved by the Board of Directors on November 29, 2018.

2.	OVERVIEW OF THE COMPANY

Acreage was founded by Kevin Murphy in April of 2014 to invest in the burgeoning U.S. regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests, and common or preferred equity securities issued by the portfolio company.

In 2018, the Company continued the process of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national and global scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create enduring brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.

In September 2018, the Company entered into a definitive business combination agreement pursuant to which the Company completed a reverse takeover of Applied Inventions Management Corp. (“AIM”), a registered issuer in the Province of Ontario, and the securityholders of the Company hold substantially all of the outstanding securities of AIM. Immediately prior to the transaction, AIM undertook a number of actions to prepare its share structure for the proposed transaction, including continuing into British Columbia. Following the transaction, the former securityholders of AIM own $1,242 shares of the resulting issuer, which was renamed “Acreage Holdings, Inc.” On November 15, 2018, the Acreage Holdings, Inc.’s subordinate voting shares were listed under ticker symbol ACRG.U on the Canadian Securities Exchange.

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The Company has invested in geographically diverse licensed entities that operate in both adult use and medical authorized states. As at September 30, 2018, the Company’s portfolio companies included assets comprised of state licensed dispensaries, cultivation and processing facilities and other cannabis related companies across 15 states. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to the respective non- profit medical cannabis license holders on a contractual basis.

Today, the Company is one of the leading vertically integrated multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company has a mission to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.

Highlights from the three and nine months ending September 30, 2018
 During the three months:

•	We announced the proposed reverse takeover of Applied Inventions Management Corp. and an application was submitted to list the resulting issuer’s subordinate voting shares on the Canadian Securities Exchange.

•	We further solidified our footprint in the U.S., acquiring all remaining interests in NYCANNA, LLC (“NYCANNA”), a license holder in New York and Prime Alternative Treatment Center Consulting, LLC (“PATCC”), a management company in New Hampshire. We also acquired all interests in Prime Wellness of Connecticut, LLC (“PWCT”), expanding our footprint in the state, and Prime Wellness Centers, Inc. (“PWC”), a license holder in Massachusetts.

•	We entered into management contracts with Greenleaf Apothecaries, LLC and Greenleaf Therapeutics, LLC (together “Greenleaf”), entities holding a dispensary and processing license, respectively, in Ohio.

•	We entered into a management contract with Compassionate Care Foundation, Inc. (“CCF”), a non-profit license holder in New Jersey. In connection with this partnership, we agreed to fund the Cannabis Education and Research Institute, Inc., a non-profit organization formed by CCF dedicated to the development and support of unbiased, evidence-based research and information of the beneficial medical use of cannabis, and the communication and dissemination of accurate information to patients, researchers, clinicians, policy-makers and regulators.

•	We offered former Prime Minister of Canada Brian Mulroney, former tw telecom Chairman and Chief Executive Officer Larissa Herda and former IBM Chief Financial Officer Douglas Maine seats on our Board of Directors, pending the completion of our proposed reverse takeover and resulting Canadian listing.

During the nine months:

•	We successfully completed a Class E funding round, securing approximately $119 million of additional capital, the largest private funding round in U.S. cannabis industry history. The combination of the capital raised and the roll-up of our subsidiaries cements Acreage as one of the best capitalized companies in the industry, with a footprint that is second to none.

•	We have completed the roll-up of certain portfolio companies, pending some regulatory approval and certain conditions to close.

•	We acquired all interests in Connecticut license holder D&B Wellness, LLC (“D&B”) in May 2018.

•	We acquired a controlling interest in the Wellness and Pain Management Connection, LLC (“WPMC”) in May 2018, making our Maine operation the dominant provider in the state with 50%+ market share, operating 4 of the state’s 8 dispensaries.

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•	We appointed the former Speaker of the U.S. House of Representatives John Boehner and former Governor of the State of Massachusetts Bill Weld to our advisory board. Both Mr. Boehner and Mr. Weld bring immense experience in government affairs and unmatched leadership to help drive Acreage towards our strategic mission.

•	We made several key senior management hires, bringing on board a Chief Operating Officer, Chief Financial Officer and Head of Retail Operations, and made an internal promotion to President.

•	We have significantly enhanced our controls and finance processes by adding a significant amount of strength in tax, financial planning, financial reporting and controllership at our affiliates and at the corporate level. These changes have positioned us well to handle our upcoming listing on the Canadian Securities Exchange.

Operational and Regulation Overview

Acreage’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. As at September 30, 2018, the Company had consolidated operations in the following states:

Oregon

The Oregon Medical Marijuana Act (the “Act”) was established in 1998 for limited non-commercial use. The Act removed criminal penalties for medical marijuana for patients with debilitating medical conditions whose doctor verified the condition and that medical marijuana may help it. Qualifying conditions include, but are not limited to, cancer, chronic pain, glaucoma and HIV/ AIDS. Non-medical cultivation and use of marijuana in Oregon was approved in 2014. Effective January 1, 2017, marijuana was able to be sold for recreational use only by businesses that have obtained a recreational license. Such businesses can also sell marijuana for medical use. Medical marijuana dispensaries that had not obtained a recreational license were no longer permitted to sell marijuana for recreational use after 2016. The state of Oregon does not have a limit on the number of dispensary, cultivation or processing licenses available for issuance.

The Company’s Oregon subsidiaries hold five recreational dispensary licenses and one cultivation license is pending.

Holding Entity	City	Description	Status
East 11th Inc. Sorority	Eugene	Dispensary Facility	Issued
22nd and Burn Inc.	Portland	Dispensary Facility	Issued
Firestation 23, Inc.	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Springfield	Dispensary Facility	Issued
HSCP Oregon LLC	Portland	Dispensary Facility	Issued
HSCP Oregon LLC	Medford	Cultivation Facility	Pending

Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 and provides state residents access to the program who suffer from one of the 17 qualifying serious conditions, including, but not limited to, epilepsy, chronic pain, HIV/ AIDS, cancer and post-traumatic stress disorder (“PTSD”). The program allows the Pennsylvania Department of Health to issue up to 25 cultivation and processing permits and 50 dispensary permits. Each dispensary permit holder can open up to three locations. On June 29, 2017, The Pennsylvania Department of Health issued 12 cultivation and processing permits and 27 dispensary permits. Prime Wellness of Pennsylvania, LLC (“PWPA”), a consolidated subsidiary of the Company, was issued one cultivation and processing permit.

Maryland

The Maryland Medical Cannabis Commission (“MMCC”) was established in May 2013, and the program became operational and sales began on December 1, 2017. The MMCC was created to analyze and study the use of medical cannabis and to develop policies, procedures and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner. The program was written to allow access to medical cannabis for patients with conditions that are considered severe for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and PTSD. The MMCC oversees all licensing, registration, inspection and testing measures pertaining to Maryland’s medical marijuana program and provides relevant program information to patients, providers, caregivers, cultivators, processors, dispensaries and testing laboratories.

The MMCC has issued a limited number of dispensary, cultivation and processing licenses. There are currently 50 state licensed dispensaries, 14 cultivators and 13 processors throughout Maryland. Maryland Medicinal Research & Caring, LLC, a consolidated subsidiary of the Company, was awarded one dispensary license.

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Connecticut

Connecticut’s medical marijuana act was signed into law on June 1, 2012 and is overseen by the Connecticut Department of Consumer Protection (“DCP”) which also has authority to issue licenses. The DCP has issued a limited amount of dispensary and producer licenses. There are currently nine state-licensed dispensaries (of which Acreage holds two) and four cultivators that operate throughout Connecticut.

Maine

Maine has allowed prescribing and limited possession of medical marijuana since 1999, but the law lacked any distribution mechanism. On November 3, 2009 a referendum approved medical-grade marijuana to be dispensed by licensed dispensaries to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and PTSD. The Company has an investment in WPMC, which provides management and operational services to The Wellness Connection, a non- profit entity holding four dispensary certificates of registration and one cultivation and processing certificate of registration.

Massachusetts

Massachusetts’Medical Use of Marijuana Program was established in 2012 and a ballot petition in 2016 legalized adult recreational use. The Cannabis Control Commission was established to regulate the industry. The Company owns one vertically-integrated operator, Prime Wellness Centers, Inc. (“PWC”), and has management contracts in place with two additional operators in the state.

New York

New York’s Compassionate Care Act was enacted in 2014 to provide a comprehensive, safe and effective medical cannabis program. The New York Department of Health issued licenses to ten registered organizations, of which the Company’s subsidiary NYCANNA is one, which allows for one cultivation and four dispensary licenses. NYCANNA’s cultivation facility is currently operational, and the dispensary licenses will be issued pending completion of inspection, expected to occur in 2018.

3.	SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2018 and 2017 and as at September 30, 2018 and December 31, 2017. The selected combined financial information set out below may not be indicative of the Company’s future performance.

	Three Months Ended				Nine Months Ended
	September 30,		Change		September 30,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$5,504	$2,117	$3,387	160%	$10,652	$5,560	$5,092	92%
Cost of goods sold	(3,630)	(1,258)	(2,372)	189	(6,858)	(3,408)	(3,450)	101
Gross profit excluding fair value items	$1,874	$859	$1,015	118%	$3,794	$2,152	$1,642	76%
Realized fair value amounts included in inventory sold	(400)	—	(400)	n/m	(400)	—	(400)	n/m
Unrealized fair value gain on growth of biological assets	2,118	—	2,118	n/m	3,097	—	3,097	n/m
Gross profit	$3,592	$859	$2,733	318%	$6,491	$2,152	$4,339	202%
Total operating expenses	(15,965)	(1,159)	(14,806)	1,277	(26,313)	(4,761)	(21,552)	453
Total other income (loss)	8,566	(218)	8,784	n/m	18,420	295	18,125	6,144
Income tax expense	(172)	(210)	38	(18)	(655)	(618)	(37)	6
Net loss	$(3,979)	$(728)	$(3,251)	447%	$(2,057)	$(2,932)	$875	(30)%

	September	December
	30, 2018	31, 2017
Inventory	$5,865	$463	$5,402	1,167%
Biological assets	3,390	—	3,390	n/m
Total assets	313,559	73,009	240,550	329
Long-term liabilities	2,614	32,470	(29,856)	(92)

n/m - Not meaningful

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Results of operations for the three and nine months ended September 30, 2018 as compared to the three and nine months ended September 30, 2017

Revenues

The Company derives its revenues from sales of cannabis and cannabis-infused products through retail dispensary and cultivation businesses. Acreage has five operational dispensary facilities in Oregon (three in Portland, one in Eugene and one in Springfield) and two in Connecticut (one in Bethel and one in South Windsor). Acreage also has a cultivation facility in Sinking Spring, Pennsylvania.

Revenues increased by $3,387, or 160%, to $5,504 and $5,092, or 92%, to $10,652 in the three and nine months ended September 30, 2018, respectively. The increase in revenues was primarily driven by the acquisitions of D&B and PWCT, the coming on-line of PWPA and higher sales at our Oregon entities.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold, plus or minus the fair value changes in biological assets for the period. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes allocations of rent, administrative salaries, utilities and related costs. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold increased $2,372, or 189%, to $3,630 and $3,450, or 101%, to $6,858 in the three and nine months ended September 30, 2018, respectively, driven by the cost of sales from the newly acquired D&B and PWCT and higher sales at our Oregon entities.

Gross profit increased $2,733, or 318%, to $3,592 and $4,339, or 202%, to $6,491 in the three and nine months ended September 30, 2018, respectively. The Company had a fair value adjustment of $2,118 in the three months and $3,097 in the nine months ended September 30, 2018 pertaining to biological assets at our Pennsylvania, New York and Massachusetts cultivation locations. Prior to fair value adjustments, gross profit increased $1,015, or 118%, to $1,874 and $1,642, or 76%, to $3,794 in the three and nine months ended September 30, 2018, respectively. Gross profit margin prior to fair value adjustments for the three and nine months ended September 30, 2018 was 34% and 36%, respectively, compared to 41% and 39% for the three and nine months ended September 30, 2017, respectively.

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices and operational subsidiaries, personnel costs, including salaries, benefits and share based compensation, marketing and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in stock compensation expense related to recruiting and hiring talent, as well as increases in accounting, legal and professional fees associated with planning to be a publicly traded company.

Total operating expenses increased $14,806, or 1277%, to $15,965 and $21,552, or 453%, to $26,313 in the three and nine months ended September 30, 2018, respectively. The increases were driven by increased general and administrative and compensation expenses. These reflect the increased volume and complexity of services required as the Company’s operations increased over the year, such as increased legal and other professional fees incurred from the roll-up of our investments, increased compensation expenses driven by stock compensation from the issuance of profits interest units to certain employees for services and the increased headcount from the scaling up of operations.

Total other income (loss)

Total other income for the three months ended September 30, 2018 was $8,566, compared to total other loss of $218 in the three months ended September 30, 2017, a change of $8,784. The improvement in the quarter was primarily driven by an improvement of $6,873 resulting from the remeasurement of our derivative liability valuation due to the updated expected timing of the mandatory conversion trigger. Additionally, income from investments increased by $3,207, partially offset by an increase in interest expense of $1,727, both of which we expect to significantly decline going forward as a result of our roll-up transactions and the conversion of our debt in connection with a public listing.

Total other income increased $18,125, or 6144%, to $18,420 in the nine months ended September 30, 2018. The increase was primarily driven by a $22,760 increase in income from investments due to the remeasurement to fair value upon acquisition of previously held interests and the gain on sale of Compass Ventures, Inc. (“Compass”), partially offset by an increase in interest expense of $4,839, both of which we expect to significantly decline going forward as a result of our roll-up transactions and the conversion of our debt in connection with a public listing.

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Net loss

Net loss increased $3,251, or 447%, to $3,979 and $875, or (30)%, to $2,057 three and nine months ended September 30, 2018, respectively. The changes in net loss are driven by the factors discussed above.

4.	LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of capital include acquisitions, capital expenditures, servicing of outstanding debt and operating expenses. Our primary source of capital is funds generated by financing activities. To date, we have used private and/or public financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

	Nine Months Ended
Change in Cash	September 30,		Change
	2018	2017	$	%
Net cash used in operating activities	$(25,232)	$(2,311)	$(22,921)	992%
Net cash used in investing activities	(30,735)	(12,953)	(17,782)	137%
Net cash provided by financing activities	113,808	26,421	87,387	331%
Change in cash	$57,841	$11,157	$46,684	418%

As at September 30, 2018, we had $74,072 of cash and cash equivalents, $95 of restricted cash and $15,335 of working capital surplus (current assets minus current liabilities), compared with $16,453 of cash and cash equivalents, no restricted cash and

$14,612 of working capital surplus as at September 30, 2017.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash used in operating activities

Net cash used in operating activities increased $22,921, or 992%, to $25,232 for the nine months ended September 30, 2018, primarily driven by higher usage of cash in current year accounts payable and accrued liabilities due to timing of payments and an increase of general and administrative expenses and compensation expense.

Cash used in investing activities

Net cash used in investing activities increased $17,782, or 137%, to $30,735 for the nine months ended September 30, 2018, primarily driven by the purchases of cannabis license holders and management contracts, capital expenditures and loans made to subsidiaries to build out facilities, partially offset by proceeds from the sale of the Company’s equity interest in Compass.

Cash provided by financing activities

Net cash provided by financing activities increased $87,387, or 331%, to $113,808 for the nine months ended September 30, 2018, primarily driven by the net issuance of $116,155 in Class E units, compared to our prior year net convertible note issuance of $22,770.

Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

Period	Amount
Not later than one year	$3,046
Later than one year and not later than five years	6,493
Later than five years	2,226
Total	$11,765

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The Company has the following commitments related to its investments:

		Balance as at
	Maximum	September	December
Counterparty	Obligation	30, 2018	31, 2017
Compassionate Care Foundation, Inc. (“CCF”)	$12,500	$4,250	$—
Prime Alternative Treatment Center, Inc. (a)	4,650	4,650	—
Greenleaf	16,000	2,530	—
Health Circle, Inc. (b)	8,000	1,219	220
Total		$12,649	$220

(a) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC.

(b) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMD SVCS, LLC.

The Company is subject to other capital commitments and similar obligations. As at September 30, 2018 such amounts were not material.

5.	OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6.	TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC, LLC (“NCC”) has a 5-year lease with NCC Real Estate, LLC, an entity in which the Company’s wholly-wned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning in December 2016. The total amount of rent paid by NCC for the nine months ended September 30, 2018 and 2017 is $81 and $82, respectively.

Common Ownership

A managing member of High Street Capital Partners Management, LLC maintains an individual 1% ownership interest in NCC.

Related party notes receivable

As described in Note 7 of the consolidated financial statements, Acreage has outstanding notes with related parties totaling $14,327 and $1,676 as at September 30, 2018 and December 31, 2017, respectively. The interest rates on the notes range from 0-20%. Interest income on the notes amounted to $446 and $95 for the nine months ended September 30, 2018 and 2017, respectively.

Other assets

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense. The remaining $315 was forgiven in recognition of services performed and recognized as compensation expense in the nine months ended September 30, 2018.

7.	PROPOSED TRANSACTIONS

General developments:

Reverse takeover

On November 14, 2018, the Company, Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.) (“Acreage Pubco”), HSCP Merger Corp. (a wholly-owned subsidiary of Acreage Pubco) (“Subco”), Acreage Finco B.C. Ltd. (a special purpose corporation) (“Finco”), Acreage Holdings America, Inc. and Acreage Holdings WC, Inc. entered into a Business Combination Agreement whereby the parties completed the combination of their respective businesses (the “Business Combination”), which resulted in the reverse take-over of Acreage Pubco by the security holders of the Company. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. reorganization steps. In connection with the Business Combination, Acreage Pubco changed its name from “Applied Inventions Management Corp.” to “Acreage Holdings, Inc.” On November 15, 2018, Acreage Pubco’s subordinate voting shares were listed on the Canadian Securities Exchange under ticker symbol “ACRG.U”.

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Immediately prior to the completion of the Business Combination, Finco completed a brokered and a non-brokered subscription receipt financing at a price of $25.00 per subscription receipt for aggregate gross proceeds to Finco of approximately $314 million (the “Financing”). In connection with the Financing, Acreage Pubco paid a cash fee to the agents under the offering (the “Agents”) equal to 6.0% of the gross proceeds of the brokered portion of the Financing (such cash fee was reduced to 2.5% in respect of sales to subscribers on the president’s list) and a financial advisory fee in the amount of $3,000,000 in connection with the non- brokered portion of the Financing. As additional consideration, the Agents were granted compensation options entitling them to subscribe for that number of common shares of FinCo (the “FinCo Shares”) as was equal to 2.0% of the number of subscription receipts issued under the brokered portion of the Financing (such number of compensation options was reduced to 1.5% in respect of sales to subscribers on the president’s list). Upon completion of the Business Combination, each compensation option issued by Finco was exchanged for an equal number of compensation options of Acreage Pubco, each of which is exercisable for one subordinate voting share of Acreage Pubco (subject to any necessary adjustments) at a price of $25.00 per share for a period of 24 months following the date of exchange.

As part of the Business Combination, Acreage Pubco, Subco and FinCo were parties to a three-cornered amalgamation (the “Amalgamation”), pursuant to which the shareholders of FinCo (being the investors in the Financing after automatic conversion of their subscription receipts into FinCo Shares) received subordinate voting shares of Acreage Pubco in exchange for their FinCo Shares. Immediately following the Amalgamation, the entity resulting from the Amalgamation, HSCP Merger Corp. (“Amalco”), was dissolved and liquidated, in accordance with which all of the assets of Amalco were distributed to Acreage Pubco.

In connection with the Business Combination, Kevin Murphy, the Chief Executive Officer of the Company, made a contribution of common stock and cash to Acreage Pubco in exchange for 168,000 multiple voting shares of Acreage Pubco, representing 100% of the issued and outstanding multiple voting shares as of closing of the Business Combination.

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNYalleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Pro-forma results of operations for the below acquisitionsare not presented because theyare not materialto our unaudited Condensed Interim Consolidated Statements of Operations. The majority of the entities listed below were non-operational, except as noted, at the time of acquisition. We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

PWPA

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, an operational cultivation facility located in Pennsylvania, for cash consideration of $16,500.

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

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FLW

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC (“IGF”)

In November 2018, the Company acquired all interests in IGF, an Illinois cultivation license holder, for a total purchase price of $15,500. $8,000 was paid on the closing date, $6,500 will be paid on January 15, 2019 and $1,000 will be paid 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

Blue Tire Holdings, LLC (“Blue Tire”)

In November 2018, the Company entered into an agreement to acquire the assets of Blue Tire, a Michigan-based entity with real estate assets zoned to operate in the cannabis industry. Minimum consideration consists of 160,000 subordinate voting shares to be issued over 24 months commencing one year after closing, with an additional 240,000 shares issuable upon achievement of certain milestones.

Connecticut dispensary

In November 2018, the Company entered into an agreement to purchase a third dispensary in Connecticut for total consideration of $15,800.

Patient Centric Martha’s Vineyard, Ltd. (“PCMV”)

In November 2018, the Company entered into a management services agreement with PCMV and extended a $4,000 line of credit.

Cannabis genetics intellectual property

In November 2018, the Company acquired the intellectual property rights to what it believes is the largest, most diverse library of cannabis genetics in the world for total consideration of $1,650.

8.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the review affects both current and future periods. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Financial instruments

The Company evaluates the fair value of investments at the end of each reporting period. In addition to investment-specific information, the Company considers general market trends, conditions and transactions. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

The fair value of investments may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;

•	There have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value;

•	The investee company is placed into receivership or bankruptcy;

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•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;

•	The investee company makes important positive/negative management changes that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of the investments will be based upon management’s judgment and any value estimated may not be realized or realizable. Refer to Note 6 of the consolidated financial statements for discussion of current period fair value adjustments.

Derivative liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Black-Scholes model with a Monte Carlo simulation. Critical estimates and assumptions used in the model are discussed in Note 10 of the consolidated financial statements.

Income taxes

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or loss is allocated to the members in accordance with the limited liability company operating agreement.

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

At September 30, 2018 and December 31, 2017, deferred tax assets and liabilities were immaterial.

Certain Acreage subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax- related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

As discussed above, the Company has taken the position that any costs included in cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance. The Company exercises significant judgments in determining the amounts to include within cost of goods sold, which include allocations of overhead attributable to sales calculated using identifiable metrics such as employee time sheets and square footage.

Business combinations

Judgement is required to determine when the Company gains control of an investment. This requires an assessment of the relevant activities of the investee that significantly affect its returns, including operating and capital expenditure decision-making, financing of the investee, key management personnel changes and when decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Investments in which the Company does not gain control are accounted for as investments in associates (if the Company has significant influence) or as investments in private entities (if the Company has no significant influence). Refer to Note 4 and Note 6 of the consolidated financial statements for further discussion.

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Impairment on promissory notes receivable

At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. Refer to Note 7 of the consolidated financial statements for further discussion. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable. Refer to the Financial Instruments and Financial Risk Management section below for further discussion on credit risk.

Impairment on investments in associates

An impairment loss on an investment in an associate is measured by comparing the recoverable amount of the investment with its carrying amount. The Company must assess several factors, such as the market conditions, potential buyers and the performance of the associate to determine the recoverable amount. See Note 6 of the consolidated financial statements for further discussion.

9.	CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The Company’s condensed interim consolidated financial statements have been prepared following substantially the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2017, except as noted below.

The Company implemented the following additional policies beginning January 1, 2018:

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue, and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer
2.	Identify the performance obligation(s)
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligation(s)
5.	Recognize revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Revenue from management contracts is recognized over time as the management services are provided.

Biological assets and inventory

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell up to the point of harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities and allocated labor, depreciation and overhead costs. These costs are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations in the period in which the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line on the unaudited Condensed Interim Consolidated Statements of Operations.

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and allocated labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified within Cost of goods sold on the unaudited Condensed Interim Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value.

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10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at September 30, 2018 is the carrying amount of cash and cash equivalents, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at September 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at September 30, 2018, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

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Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the nine months ended September 30, 2018.

11.	OUTSTANDING SHARE DATA

During the nine months ended September 30, 2018, the Company issued 15,954,551 Class D units for certain asset and business acquisitions and non-controlling interest purchases. Refer to Note 4, Note 5 and Note 11 of the condensed interim consolidated financial statements for further information.

During the nine months ended September 30, 2018, the Company issued 19,352,143 Class E units in exchange for $119,983, net of $3,859 in equity issuance costs.

During the nine months ended September 30, 2018, the Company granted 4,284,000 Class C-1 membership units to certain employees, directors and consultants as compensation for services. These membership units qualify as profits interests for U.S. federal income tax purposes.

The following share capital data is current as of the date of this document:

Shares Outstanding	Subordinate Shares
(expressed in 000s)	(on an as converted basis)
Issued and Outstanding Shares:
Subordinate Voting Shares - SR Financing	12,566
Subordinate Voting Shares - Shell	50
Subordinate Voting Shares - Existing Shareholders	8,817
Proportionate Voting Shares	57,845
Multiple Voting Shares - KM	168
Total Issued and Outstanding	79,446

Options - Compensation	4,255
Warrants - Convertible Debt	1,878
Warrants - Broker	157
Warrants - Other	223
USCO2 Convertible Shares	1,918
Founders', Management and Board Units	27,036
Fully Diluted (1)	114,913
(1) Does not include RSUs and Stock Awards

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